Organigram Announces Pricing of Overnight Marketed Public Offering

TORONTO--(BUSINESS WIRE)--March 27, 2024--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI; NASDAQ: OGI), announces today that, in connection with its previously announced overnight marketed public offering of units of the Company (the “Units”), it has entered into an underwriting agreement with ATB Securities Inc., as lead underwriter, on behalf of itself and a syndicate of underwriters to sell 7,740,000 Units at a price of C$3.23 per Unit (the “Offering Price”) for total gross proceeds of approximately C$25 million (the “Offering”).

The Company has granted the underwriters an over-allotment option exercisable, in whole or in part, to purchase up to an additional 1,161,000 Units at the Offering Price for up to 30 days following the closing of the Offering, for market stabilization purposes and to cover any over-allotments.

Each Unit will be comprised of one common share of the Company (a "Common Share") and one half of one common share purchase warrant of the Company (each full common share purchase warrant, a "Warrant"). Each Warrant will be exercisable to acquire one Common Share (a "Warrant Share") for a period of four years following the closing date of the Offering at an exercise price of C$3.65 per Warrant Share, subject to adjustment in certain events.

The Offering is expected to close on or about April 2, 2024 and is subject to market and other customary conditions, including the approval of the Toronto Stock Exchange and compliance with the notification rules of NASDAQ. The Company expects to use the net proceeds from the Offering to fund growth initiatives and for general corporate purposes.

The Units will be offered pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated October 6, 2023 (the "Base Shelf Prospectus") to be filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. In addition, the Prospectus Supplement will be filed with the United States Securities and Exchange Commission (the "SEC") as a supplement to the Company's registration statement on Form F-10 (SEC File No. 333-274686) (the "Registration Statement") under the United States/Canada Multi-Jurisdictional Disclosure System which includes the Base Shelf Prospectus. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the Offering. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the other documents the Company has filed on SEDAR+ and EDGAR before making an investment decision.

Copies of the Prospectus Supplement, following filing thereof, and the Base Shelf Prospectus will be available on SEDAR+ at www.sedarplus.ca and copies of the Prospectus Supplement and the Registration Statement will be available on EDGAR on the SEC's website at www.sec.gov. Copies of the Prospectus Supplement, following filing thereof, the Base Shelf Prospectus and the Registration Statement may also be obtained in from ATB Securities Inc., 66 Wellington Street West, Suite 3530, Toronto, Ontario M5K 1A1, Attn: Jay Lewis, by telephone at (647) 688-7077, or by email at ogi-prospectus@atb.com.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Organigram

Organigram is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis- derived products and cannabis infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O' Buds, SHRED, SHRED'ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate and factors and risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the SEC on EDGAR (see www.sec.gov) including that the Offering may not be completed on the terms indicated or at all, the Company may be unsuccessful in satisfying the conditions to closing of the Offering and the Company's use of the net proceeds of the Offering may differ from those indicated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Media enquiries:

Megan McCrae

Senior Vice President, Global Brands and Corporate Affairs

megan.mccrae@organigram.ca

Organigram